U.S. SECURITIES INTERNATIONAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2021

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/2020__ AND ENDING __09/30/2021__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U S Securities Intl Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 1017
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Coppa   212-227-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WWC, P.C.
(Name – if individual, state last, first, middle name)

2010 Pioneer Court	San Mateo	CA	94403
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Coppa _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
U S Securities Intl Corp. _____ , as

of September 30 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Secretary — Treasurer

Title

_____

Notary Public

FRANCINE CHEVAUNN GRAHAM
Notary Public - State of New York
NO. 01GR6342620
Qualified in New York County
My Commission Expires May 23, 2024

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [✓] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
U.S. Securities International Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. as of September 30, 2021, and the related statements of operations and comprehensive income, cash flows, and changes in stockholders' equity for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Securities International Corp.'s management. Our responsibility is to express an opinion on U.S. Securities International Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Securities International Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of U.S. Securities International Corp.'s financial statements. The supplemental information is the responsibility of U.S. Securities International Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C

We have served as U.S. Securities International Corp.'s auditor since 2021.

San Mateo, CA
November 29, 2021

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2021

Current Assets:

Cash and cash equivalents	$	96,645
Commissions receivable due from clearing broker		10,562
Trading securities		2,191,071
Restricted cash - clearing deposit held at clearing broker		50,000
Right of use assets, net		83,570
Total Assets	$	2,431,848

Current Liabilities:

Accounts payable and accrued liabilities	$	108,052
Lease obligations		87,752
Deferred taxes payable		306,750
Total Liabilities	$	502,554

Commitments and Contingencies   –

Stockholders' Equity:

Common stock with $1.00 par value: authorized 10,000 shares		
Designated non-voting: issued and outstanding 36 shares as of September 30, 2021	$	36
Designated voting; issued and outstanding 4 shares as of September 30, 2021		4
Retained earnings		1,929,254
Total Stockholders' Equity	$	1,929,294
Total Liabilities and Stockholders' Equity	$	2,431,848

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2021

Revenue		
Commissions	$	441,422
Interest & dividends		38,889
Trading income		657,926
Other income		11,108
Total Revenue	$	1,149,345
Expenses:		
Compensation expense		852,801
Clearing and execution expense		144,362
Miscellaneous operating expense		118,867
Professional fees		37,225
Occupancy		115,410
Insurance		17,408
Regulatory fees		3,950
Communication and market data		6,796
		1,296,819
Net income (loss) before provision for income taxes		(147,474)
Provision for federal income tax		–
Provision for state and local taxes		–
		–
Net income (loss)		(147,474)
Comprehensive income (loss)		(147,474)

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2021

	Common Stock – Non-Voting		Common Stock – Voting		Retained Earnings	Total Equity
	Shares	Amount	Shares	Amount		
Balance at October 1, 2020	36	$ 36	4	$ 4	$ 2,076,728	$ 2,076,768
Net income (loss) from operations	-	-	-	-	(147,474)	(147,474)
Balance at September 30, 2021	36	$ 36	4	$ 4	$ 1,929,254	$1,929,294

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(147,474)
Adjustments to reconcile net income (loss) to		
net cash used in operating activities:		
Write off of balances of advances to employees		438,118
Amortization expense		87,834
Decrease in lease obligations		(83,652)
Decrease in commission receivable from clearing broker		2,562
Increase in accounts payable and accrued expenses		95,352
Decrease in market value of securities		(413,754)
Increase in deferred taxes		62,443
Net cash used in operating activities		41,429
NET CHANGE IN CASH AND CASH EQUIVALENTS		
CASH AND CASH EQUIVALENTS, beginning of period		55,216
CASH AND CASH EQUIVALENTS, end of period	$	96,645
Supplemental disclosure of non-cash activities:		
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	–
Cash paid for income taxes	$	–

See Accompanying Notes and Independent Auditors Report

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

NOTE 1 - Nature of Business

Organization

U.S. Securities International Corp. (the "Company') incorporated in the State of New York on June 24, 1974. The Company was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) the Chicago Board Options Exchange (CBOE). The Company is also a member of the (Securities Investor Protection Corporation (SIPC).

All of the Company's executable trades are cleared through its clearing broker on a fully disclosed basis. The Company does not carry customer accounts. The Company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Introducing non-clearing broker-dealer. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. On September 30, 2021, the Company's cash did not exceed the limit; therefore, there was no concentration of risk for Company's deposits.

Commission Receivable Due from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. These receivables are typically settled within thirty days. The clearing broker is a sufficiently capitalized financial institutions. Management has determined that the risk of loss is unlikely, accordingly, a n allowance for bad debt has not been assessed. Should the clearing broker's financial condition deteriorate, the management will reassess.

Restricted Cash

Restricted cash represents good faith deposit held at clearing broker as set forth by the clearing agreement enter into by the by the Company and its clearing broker. The Company has assessed the financial viability of the clearing broker and believes that the deposit is fairly stated and the risk of loss on the deposit is not significant.

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the new revenue recognition standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The new revenue recognition standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the majority of the revenue generating transactions with its customers.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740'). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. The Company adopted this policy for the current year. The Company has a Net Operating Loss Carryover in the amount of $122,562. The Company recorded deferred taxes on unrealized gains on securities net of the Net Operating Loss.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, Fair Value Measurement. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

Fair Value Measurements-cont'd

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Note 3 - Fair Value of Financial instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, using level 1 value measurement. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value. The Company accounted for these investments as trading securities.

Short term T-bills	$ 29,350
Equities	2,161,721
	$ 2,191,071

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

NOTE 4 - Deposit with Clearing Broker

The Company maintains cash deposited with its clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 9, 2003 with additional amendments added through January 23, 2008, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. As of September 30, 2021, the Company had $50,000 deposited with its clearing firm. This deposit has been accounted for restricted cash.

NOTE 5 - Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore, exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss by the clearing broker is charge back to the Company.

NOTE 6- Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts .. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore, exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss by the clearing broker is charge back to the Company.

NOTE 7 – Right of use asst and lease liabilities

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at December 1, 2019, the effective date of the current lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short- term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Operating Lease

The Company has obligations as a lessee for office space, with initial non-cancellable terms more than one year and does not include termination options for either party to the lease or restrictive financial or other covenants. The Company has classified this lease as an operating lease. On the Statement of Financial Condition as of September 30, 2021, the Company is reporting an operating lease right of use asset in the amount of $83,570 and an operating lease liability of $87,752. A discount rate of 6.0% was used when measuring the Operating lease right of use asset and the Operating lease liability at initial application of the new accounting standard on December 1, 2019.

In addition, the company rents space from a related party at the amount of $1,500 per month as alternate location for record safekeeping. This lease is cancellable at the owner's discretion.

The Company leases office space under an operating lease since 2003. The most recent renewal was signed in 2019 and extended the lease to the end of September 2022. During the year ended September 30, 2021, occupancy costs were $97,410.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year. Maturities of lease liability payments are as follows:

September 30, 2022	$ 87,752

NOTE 8 - Pension Plan

The Company has a qualified. self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2021, the Company contributed $45,571 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2020 through September 30, 2021. In addition, the company reimburses its staff for medical expenses as bills are submitted. There is no written plan for this

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

reimbursement.

NOTE 9 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule (Rule 15c3-1), which requires broker dealers to minimum maintain net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. As of September 30, 2021, the Company had a net capital of $1,318,132 which was $1,290,200 in excess of its required net capital of $27,932. The Company's net capital ratio was 0.3179 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 10 - Related party transactions

As of September 30, 2021, the Company advanced funds of $443,357 to its employees. These advances do not bear interest. As of September 30, 2021, the Company has recognized this balance as compensation expense.

The Company rents property from year to year from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2021, such rental payments aggregated $18,000 and are included in operations.

NOTE 11 - Subsequent Events

In preparing the accompanying financial statements, the Company evaluates subsequent events that have occurred after the balance sheet date of September 30, 2021 and up through November 29, 2021, which is the date that these financial statements are available to be issued. There are two types of subsequent events: (i) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (ii) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.

During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

NOTE 12 - Corona virus disclosure

Since December 31, 2019, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses

U.S. SECURITIES INTERNATIONAL CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended September 30. 2021 have not been adjusted to reflect their impact. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

SUPPLEMENTARY INFORMATION

U.S. SECURITIES INTERNATIONAL CORP.
COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2021

Computation of Net Capital:

Total Ownership Equity	$ 1,929,294
Add: Other Allowable Credits	-
	1,929,294
Less: Non-Allowable assets	-
Tentative Net Capital	1,929,294
Less: Haircuts on Securities	324,258
Less: Undue Concentration on Securities	286,904
	611,162
Net Capital	$ 1,318,132

Computation of Basic Net Capital Requirement

Minimum Net Capital Required -	
(6 2/3% Aggregate Indebtedness)	$ 27,932
Minimum Dollar Net Capital	5,000
Net Capital Requirement	27,932
Net Capital	$ 1,318,132
Excess Net Capital	$ 1,290,200

Computation of Aggregate Indebtedness

Aggregate Indebtedness	
- Accounts payable and accrued liabilities	$ 108,052
- Lease obligation in excess of Right of use asset	4,182
- Deferred taxes payable	306,750
	418,984
Liabilities Excluded from Aggregate Indebtedness:	
Lease obligation to the extent of Right of use asset	83,570
Total Liabilities	$ 502,554
Ratio of Aggregate Indebtedness to Net Capital	$ 0.3179 to 1

See Accompanying Notes and Accountants' Report

U.S. SECURITIES INTERNATIONAL CORP.
RECONCILIATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2021

Statement pursuant to Rule 17a-5(d)(4)

The Company amended its computation of net capital included in Part IIA of Form X-17A-5 as of September 30, 2021, as follows:

Net Capital per original FOCUS report	$ 1,632,864
Adjustment for non-allowable assets	-
Adjustment for deferred tax payable	(306,750)
Adjustment to right of use assets and lease obligations	(4,181)
Adjustment to haircuts	2,808
Adjustment to undue concentration on securities	(6,609)

Net Capital per Amended Focus	$ 1,318,132

See Accompanying Notes and Accountants' Report

U.S. SECURITIES INTERNATIONAL CORP.
OTHER INFORMATION
YEAR ENDED SEPTEMBER 30, 2021

Computation for Determination of the Reserve Requirements:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15M-3.

Information Relating to Possession or Control Requirements:

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of September 30, 2021.

 **WWC, P.C.** CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
U.S. Securities International Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by U.S. Securities International Corp. and the SIPC, solely to assist you and SIPC in evaluating U.S. Securities International Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. U.S. Securities International Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2021, noting a $188,331 difference.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a $41,362 difference in commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions, a $186,344 difference in deduction of net gain from securities in investment accounts, and a $10,517 difference in dividends deduction.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; however, there are differences in accounts mentioned above; and

5) Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a difference.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on U.S. Securities International Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended U.S. Securities International Corp. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of U.S. Securities International Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties

WWC, P.C.

WWC, P.C.
We have served as U.S. Securities International Corp.'s auditor since 2021.

San Mateo, CA
November 29, 2021

U.S. SECURITIES INTERNATIONAL CORP.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED SEPTEMBER 30, 2021

Revenue		
Commissions	$	441,422
Interest and dividend income		38,889
Trading profits, net		657,926
Other income		11,108
Total revenue (FOCUS Line 12/Part IIA Line 9)		1,149,345
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions		144,362
Net gain from securities in investment accounts		657,926
Other revenue not related either directly or indirectly to the securities business: Dividends		38,889
Total deductions		841,177
SIPC net operating revenues	$	308,168
SIPC general assessment at .0015	$	462
Less: payments		506
Assessment balance due (overpayment)	$	(43)



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
U.S. Securities International Corp.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) U.S. Securities International Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Securities International Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) U.S. Securities International Corp. stated that U.S. Securities International Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Securities International Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Securities International Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
We have served as U.S. Securities International Corp.'s auditor since 2021.

San Mateo, CA
November 29, 2021

U.S. SECURITIES INTERNATIONAL CORP.
120 BROADWAY, SUITE 1017
NEW YORK, NEW YORK 10271

SEC Rule 15c3-3(k) Exemption Report
For year ending September 30, 2021

U.S. Securities International Corp. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year from October 1, 2020 through September 30, 2021 without exception.

U.S. Securities International Corp.

I, William Coppa, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.



William Coppa, Secretary

November 29, 2021
Date